TransGlobe Energy CORPORATION
Suite 2500, 605 - 5th Avenue S.W.
Calgary, Alberta Canada T2P 3H5
Telephone: (403) 264-9888
Facsimile: (403) 264-9898
E-mail: trglobe@transglobe.com
Website: www.trans-globe.com

November 7, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
U.S.A.

Attention: Mark Wojciechowski, Division of Corporate Finance

Dear Mr. Wojciechowski:

Re: TransGlobe Energy Corporation
Form 40-F for the Fiscal Year Ended December 31, 2007
Filed March 26, 2008
File No. 1-31891

This letter sets forth the response of TransGlobe Energy Corporation (the "Company" or "TransGlobe") to the comments set forth in the Staff's letter dated October 30, 2008 in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2007, File No. 1-31891, filed with the U.S. Securities and Exchange Commission on March 26, 2008 (the "Annual Report"). For your convenience we have set forth the comments in the Staff's letter followed by the Company's response.

Form 40-F for the Fiscal Year Ended December 31, 2007

Exhibit 99.2 Consolidated Audited Financial Statements for the Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 16 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

A) Full Cost Accounting, page 60

> We note your disclosure that "Under U.S. GAAP, the unamortized capitalized cost of the Company's Egyptian oil and gas properties and goodwill exceeded the full cost ceiling limitation by $10.6 million, net of taxes which was written off for U.S. GAAP purposes." Please clarify for us why goodwill was impaired as a result of performing the full cost ceiling test for US GAAP purposes.

TransGlobe Energy
CORPORATION

Response:

The goodwill impairment did not arise from the ceiling test, it arose from applying FAS 142.

Under the U.S. GAAP ceiling test, the value of the reserves per the independent reserve report, plus unproved properties, totaled $55.2 million at December 31, 2007, using period-end, non escalated prices and costs, discounted to present value at 10% per annum. The capitalized cost for the Egypt cost centre was tested for impairment first by comparing the net book value of the Egypt oil and gas properties of $61.5 million to the value of the reserves. As the net book value of the properties ($61.5 million) exceeded the full cost ceiling limitation (net value of $55.2 million), the difference of $6.3 million, net of taxes, of property and equipment was written off for U.S. GAAP purposes.

Subsequently, the goodwill was tested for impairment by comparing the fair value of the reporting unit to the book value of the reporting unit, which resulted in a deficiency of $4.3 million. This was recorded as an impairment of goodwill for U.S. GAAP purposes.

In future filings, TransGlobe will provide clearer disclosure regarding goodwill impairment.

TransGlobe acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments on changes to disclosure in response to Staff comments do not foreclose the commission for taking any action with respect to the filing; and
- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments please contact the writer at your convenience.

Yours very truly,
TRANSGLOBE ENERGY CORPORATION

David Ferguson, CA
Vice President Finance & CFO